February 24, 2010

Mail Stop 3010

Via U.S. Mail and Fax (818-242-0566)
Mr. Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Ave.
Glendale, CA 91202

RE: **PS Business Parks, Inc.**
Forms 10-K and 10-K/A for the period ended December 31, 2008
Filed February 26, 2009 and June 17, 2009
Form DEF 14A filed April 1, 2009
File No. 1-10709

Dear Mr. Stokx:

We have reviewed your response letter dated January 20, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 14

Annual Bonuses for 2008 Performance, page 15

1. We note your response to our prior comment 4 and reissue the comment in part. You disclose that the Compensation Committee determined that 2008 bonuses would be based on the achievement of targeted levels of funds available for distribution for the corporate component and that if the corporate 2008 FAD

targets were met, individual bonuses for named executive officers would then be awarded based on achievement of divisional performance with respect to occupancy, NOI, leasing and enterprise value metrics, and achievement of individual leadership and performance metrics primarily related to job function. You state that you will disclose the targeted and actual FAD. Please additionally disclose the targets and actual results regarding occupancy, NOI, leasing and enterprise value metrics. Please describe the specific goals and actual results regarding individual leadership and performance metrics for both the CEO and the other named executive officers. Please explain how the achievement of such targets and goals relates to the specific amounts paid in bonuses to your NEOs and explain in more detail how the Compensation Committee exercised their business judgment to determine the appropriate actual amount of 2008 annual incentive bonus awards. For example, did the Compensation Committee adjust annual incentive bonuses for NEOs upwards or downwards, and what factors prompted the Compensation Committee to make such adjustments? Please provide this disclosure in future filings and tell us how you plan to comply.

Restricted Stock Unit Awards for 2008 Performance under the 2005-2008 LTIEP, page 16

2. We note your response to our prior comment 6. You state that upon achieving a designated target level, both the annual and cumulative four-year period awards are calculated based on certain allocations for each of your NEOs. Please disclose how such allocations are chosen. Please provide this disclosure in future filings and tell us how you plan to comply.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg, Staff Attorney at 202-551-3466 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant